August 29, 2019

Robert W. Drummond
Chief Executive Officer and Director
Keane Group, Inc.
1800 Post Oak Boulevard, Suite 450
Houston, TX 77056

       Re: Keane Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           Form 10-Q for the Fiscal Quarter Ended June 30, 2019
           Filed July 31, 2019
           File No. 001-37988

Dear Mr. Drummond:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources